FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: July 15, 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]

       Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:                     Yes   [  ]    No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2004

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.             REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone:    (604) 899-5450     Facsimile:    (604) 484-4710

Item 2.            Date of Material Change    July 14, 2004

ITEM 3.           PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated July 15, 2004 to the TSX-VE

ITEM 4.            SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd announces the closing of brokered private placements raising gross proceeds of $2,721,555 on July 14, 2004. PTM plans to use the majority of the proceeds to fund drilling in South Africa on the War Springs, Tweespalk and Onderstepoort projects, and in Canada on the Lakemount project. Drilling is currently underway at War Springs and Tweespalk.

ITEM 5.         FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated July 15, 2004.

ITEM 6.         RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND

                        SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.         OMITTED INFORMATION

N/A

ITEM 8.          SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO  Phone: (604) 899-5450

ITEM 9.         STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 15th day of July, 2004.

Platinum Group Metals Ltd.

“Frank R. Hallam”

Frank R. Hallam, Director & CFO

FINANCING CLOSED FOR $2,721,555

EXPANDED DRILLING PROGRAMS ON FOUR PROJECTS IN SOUTH AFRICA AND CANADA PLANNED

Platinum Group Metals Ltd (TSX.V: PTM) announces the closing of brokered private placements raising gross proceeds of $2,721,555 on July 14, 2004. PTM plans to use the majority of the proceeds to fund drilling in South Africa on the War Springs, Tweespalk and Onderstepoort projects, and in Canada on the Lakemount project. Drilling is currently underway at War Springs and Tweespalk. Detailed information on these projects can be found on the Company’s web site at www.platinumgroupmetals.net.

Proceeds of $1,267,200 are from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 is from the sale of 1,385,100 non-flow-through units, at $1.05 per unit. Pacific International Securities Inc. and Haywood Securities Inc. acted as lead agents for the private placement of flow-through shares and non-flow-through units. Each non-flow-through unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share for a period of 18 months until January 14, 2006 at a price of $1.35 per share.

Net proceeds to the Company on the placements amount to $2,489,006. Agent’s fees were paid on the placements equal to 8.0% of the gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agent’s legal fees, corporate finance fees, GST, and miscellaneous costs totalled an aggregate of $43,707. The Agents also received an aggregate of 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005. The securities issued pursuant to this offering will bear a hold period of four months expiring November 15, 2005. Subsequent to this offering the Company has 34,587,415 common shares issued and outstanding and 40,148,578 shares issued and outstanding on a fully diluted basis.

ABOUT PTM

South Africa

War Springs Property, Northern Limb of the Bushveld Complex

Drilling has commenced on the War Springs Property where PTM holds a 70% option interest in 2,396 hectares covering approximately 7 kilometres of the target contact of the Bushveld Complex. The scale of this program will be determined in the next few weeks as initial results become available. A minimum of 1,500 metres of drilling in approximately 10 holes is planned. Initial work by PTM has clearly demonstrated the location of the contact and target from geological, geophysical, and geochemical methods. A large-scale nickel-copper-PGE anomaly has been outlined and initial drilling has intersected the target sulphide bearing pyroxenite rock unit.

Tweespalk Property, Northern Limb of the Bushveld Complex

Drilling continues on hole TW7 on the Tweespalk property where PTM also holds a 70% option interest. Tweespalk covers 2,177 hectares and approximately 3 kilometres of the target strike length. Assays are pending from holes TW4, 5, and 6 – all of which have intersected the targeted horizon. An initial intercept of this horizon from hole TW1 returned values of 4.4 g/t 3 PGE over 4 metres. The additional intercepts are 250 - 400 metres along-strike and up-dip of the initial values. The pending results will determine the scale of further drill testing.

Onderstepoort Property, Western Limb of the Bushveld Complex

Drilling is planned to start before September 2004 on the Onderstepoort Property. The adjoining mines and properties to Onderstepoort contain large-scale platinum resources and as a result of the property position and the known continuity of the Bushveld mineralized zones, the initial exploration at Onderstepoort will be drilling rather than any other earlier stage methods of exploration. Once the position and presence of the targeted Merensky and UG-2 reefs are confirmed on Onderstepoort, the scale and plan for a resource definition drill program will be established.

Elandsfontein Property, Western Limb of the Bushveld Complex

PTM has completed additional analysis and assaying on the Elandsfontein drill core, which has confirmed the continuity of the Bushveld mineralized units. The assessment of resources by independent consultants is nearing completion and results are expected in the near term. The arbitration process with respect to PTM-RSA’s agreement to purchase the mineral rights has been resolved and the relief sought was conceded, and PTM-RSA’s legal costs tendered. However the arbitration with respect to the price of that purchase is continuing. PTM has received the acceptance of its prospecting permit application from the Department of Minerals and Energy under the new Mineral and Petroleum Resources Development Act and is completing the final steps for permit approval.

South Africa Acquisition Plans

PTM continues to pursue additional acquisitions in South Africa and views the new legislation in South Africa as an enormous opportunity to build on the Company’s existing property package and technical and financial strengths, as a partner of choice where the geological risks are amongst the lowest in the world. PTM notes that in today’s financial press in South Africa an official statement endorsing and confirming the Mining Charter guidelines including 26% Black Economic Empowerment for all new mining rights on converted private mineral rights was published. This statement is consistent with PTM’s experience in South Africa.  PTM continues to believe that South Africa represents a highly attractive environment for mining investment.

Canada

Lakemount Property, Wawa, Ontario

PTM holds a 62% interest in the Lakemount property where nickel-copper-PGE mineralization has been identified over an 800-meter strike length. Previously announced intercepts include 1.4 % nickel, 0.69% copper, and 0.77 g/t 3-PGE over 5.0 metres. Conductive targets have now been located near and below some of the better mineralized areas from PTM’s drilling. The Lakemount property is located on a paved highway, 10 kilometres from Wawa, Ontario and 350 kilometres northwest of Sudbury. PTM has drill results pending from holes 9-15 on this project. The recent discovery and development of the Eagle Prospect (5 Mt of 3.68% nickel with copper and PGE’s) on the Michigan side of Lake Superior highlights the potential of the region. Recent geophysical modelling from the down-hole and surface conductivity measurements at Lakemount has confirmed targets below and south of the known mineralization. PTM has completed a preliminary project and target scope review and has confirmed the attractiveness of the mineralization and target from 146 previous holes and PTM’s 9 holes with returned assays so far. A 43-101 report by PTM’s geologist Darin Wagner, assisted by Dennis Gorc (also of PTM) recommends approximately 2500 metres of additional drilling with the potential for this figure to be revised upward as additional results become available. This program is now being contracted to commence at the end of July 2004.

Agnew Lake Property, Sudbury, Ontario

PTM holds a 19.5% interest carried through production funding if Anglo American Platinum Corp. and Pacific North West Capital complete all of their earn-in options. Anglo Platinum has recently approved a $ 250,000 budget for additional work on the Agnew Lake Project. Work has now re-commenced on the layered Agnew Lake Complex.

Lac Des Iles Property, Thunder Bay, Ontario

PTM holds various interests in a number of properties in the area surrounding the Lac des Iles palladium mine. This project has produced significant PGE mineralization in trenching and drilling but activity on this project is on hold pending an improved palladium price.

Conclusions

PTM has large portfolio of projects with excellent potential in the areas of known mines focussed on platinum and palladium and associated nickel-copper. The work to date and the financing that has just closed provides all that is required for the company to generate drilling results on at least 4 of its seven active project areas over the next six months.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director